

March 26, 2013

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

>   **Re: Taylor Morrison Home Corporation**
>   **Registration Statement on Form S-1, as amended on March 6, 2013**
>   **File No. 333-185269**

Dear Mr. Sherman:

   We have reviewed your letter of correspondence dated March 21, 2013 and have the following comments.

The Reorganization Transactions, page 11

1. We note your response to comment two from our letter dated March 18, 2013. Please address the following:

   - You indicate that your Class A Units, Class J Units and the Class M Units have different rights, including preferences in distribution and it is difficult to compare proportional ownership between different classes of units. However, you also indicate that the value of New TMM units being issued to members of management and the board will be equal to the value of the time-vesting Class M Units being exchanged. It is unclear how you determined that the value will be the same given that the New TMM Units (along with a corresponding number of Class B common shares) can be converted into Class A common stock of TMHC;

   - You indicate that management and the board of directors collectively owned less than 1.0% of the Class A Units of TMM before the exchange. However, management and the board will directly hold 1.5% of the New TMM Units. Please tell us how you determined that management and the board did not receive an increase in proportional ownership. Please tell us how you determined that this increase did not create preferential rights for certain equityholders;

   - On page 57, we note that management will hold 1,783,536 shares of New TMM Units upon completion of the reorganization transaction. Please tell us how you determined how many New TMM Units management would receive in the exchange. Please also explain why the time-vesting Class M Units in TMM are being exchanged for New

> TMM Units while the performance-vesting Class M Units are being exchanged for equity interest in the TPG and Oaktree holding vehicles;

- It appears that affiliates of JH owed 1.9% of the Class A Units prior to the exchange. Please tell us how much ownership the affiliates of JH will have in New TMM after the exchange; and

- On page 11, you disclose that the number of New TMM Units issued to TPG and Oaktree holding vehicles and members of management and your board will be determining using the same methodology and based on a hypothetical cash distribution by TMM of your pre-IPO value to the holders of Class A Units, Class J Units and Class M Units and the price paid by the underwriters for the shares of your Class A common stock in the offering. Please help us understand how this methodology was applied and how the conversion of each class of equity resulted in the final number of New TMM Units issued. It may help if you provided us with an example to demonstrate how the methodology was applied.

Recent Developments, page 15

Selected 2013 Operations Data, page 15

2. We note that you have discussed your U.S. net sales orders and consolidated net sales orders for the two months ended February 28, 2013. You have also discussed your U.S. backlog and consolidated backlog as of February 28, 2013. Please revise your disclosure here and on page 77 to include a comprehensive discussion of your Canada net sales orders for the two months ended February 28, 2013 and your Canada backlog as of February 28, 2013 in a manner similar to your discussion of U.S. and consolidated net sales orders and backlog. If your Canadian operations have experienced a decline in net sales orders or backlog during the two months ended February 28, 2013, please ensure that your discussion addresses the reasons for this decline and explains the extent to which you believe this is a trend that is expected to continue in 2013. Please also separately quantify the amount of unconsolidated joint venture net sales orders and backlog included within your consolidated net sales orders and backlog, if applicable.

Summary Historical and Pro Forma Consolidated Financial and Other Information, page 20

3. Please revise the operating data section of your table on page 22 where appropriate so that it is clear which figures are being added together to result in each line item titled "combined". Use of the term "combined" by itself does not appear to sufficiently convey which items are being combined.

Capitalization, page 60

4. Please tell us why you removed the references to using a portion of the proceeds from this offering toward redeeming senior notes.

Dilution, page 61

5. We note your response to comment four from our letter dated March 18, 2013. You indicated that the aggregate number of shares of Class A common stock outstanding gives effect to the Reorganization Transactions including the purchase of 14,286,000 New TMM units and shares of Class B common from the existing equity holders by TMHC for approximately $282.0 million. Please revise to clarify how your dilution calculation treats the 14,286,000 shares sold to new investors whose proceeds are being used to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of management. It appears that your dilution calculation of $9.92 per share to new investors is based upon only the 9,524,000 shares that remain after the New TMM Units are purchased from the TPG and Oaktree holding vehicles, rather than being based upon the 23,810,000 Class A shares being offered.

6. We note your response to comment five from our letter dated March 18, 2013. It is still not clear how you determined the consideration paid by your existing equityholders. Please supplementally provide us with your calculation of the total consideration amount paid by your existing equityholders and revise your filing to make this clearer to investors.

Unaudited Pro Forma Consolidated Financial Information, page 62

Notes to Unaudited Pro Forma Consolidated Statement of Operations For Year Ended December 31, 2012, page 65

7. We note your response to comment eight from our letter dated March 18, 2013. Please provide the following:

    • You indicate that the adjustment in note (e) on page 24 and note (g) on page 66 represents compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering. You also disclose that there are also other issuances made to employees other than just named executives. Please revise your document on page 54 and anywhere else where you explain the significant activities you are undertaking in connection with this offering to disclose the grants that will be made to both named executives and other employees; and

- Please disclose the actual assumptions used to determine the fair value, including but not limited to the volatility and expected terms assumptions and the U.S. Treasury bond rate consistent with the expected term assumption.

8. Please reconcile the apparent conflict between the disclosure relating to equity grants in conjunction with the IPO in footnote (g) on page 66 and the disclosure under the heading "IPO Equity Grants" on page 171. If there is no conflict between these two sections, please provide a more fulsome discussion of the compensation that members of your board will be receiving under the heading "Director Compensation."

<u>Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 68</u>

9. We note your response to comment six from our letter dated March 18, 2013. Please address the following:

- You disclose on page F-54 that your Class J Units have time and performance metrics that were not met as of December 31, 2012. We also note your statement in footnote (1) on page 69 that you have assumed the performance targets applicable to the Class J Units have been met as of the date of this offering. Please revise to clarify if the Class J Units in the TPG and Oaktree holding vehicles that will be issued as part of the Reorganization will also be subject to time and performance metrics or if they will be fully vested at the time off issuance. If the Class J units in the TPG and Oaktree holding vehicles will be fully vested, please tell us how you determined that the time and performance metrics were met subsequent to December 31, 2012;

- It is still unclear what your basis is for recording a one-time non-cash charge relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. Please specifically disclose your basis for recording this adjustment and supplementally tell us the accounting literature used to support your conclusion;

- Please revise note (i)(1) on page 69 to disclose the assumptions used in your Black-Scholes model including but not limited to 1) the actual comparable peer set used for volatility, 2) the risk free rate used, 3) the expected life assumptions used and 4) the actual discount for lack of marketability used; and

- You also indicated in your response that the adjustment was lowered due to a refinement in assumptions. Please supplementally explain what the changes in assumptions were and how you determined that these changes were more reflective of your current circumstances.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

11. Income Taxes, page F-33

10. We note your response to comment 17 from our letter dated March 18, 2013. Please address the following:

- Please revise your financial statement footnote disclosure to explain your consideration of ASC 740-10-30-16 through 30-25. You should include disclosures similar to the information provided on page 114 of your MD&A; and

- Please also revise your disclosure to include an explanation of the anticipated future trends included in your projections of future taxable income;

19. Capital Structure, page F-51

11. We note your response to comment 18 from our letter dated March 18, 2013. You confirmed that the same members of management were given the opportunity to purchase additional shares Class A Units. Your previous disclosure indicated that an additional 2,189,415 Class A Units were issued for proceeds of approximately $2.4 million. However, your revised disclosures indicate that certain members of management elected to purchase an aggregate of 462,142 additional Class A Units for proceeds of approximately $0.5 million. Please revise your disclosure to explain who purchased the remaining 1,727,273 Class A Units for $1.9 million.

Equity-based Compensation – Fair Value, page F-55

12. Please revise your disclosures here or in MD&A regarding equity based compensation fair value to include the following:

- For each grant date since April 1, 2012, the number of equity instruments granted, the exercise price and other key terms of the award, the fair value of the common stock at the date of grant, and the intrinsic value, if any, for the equity instruments granted (the equity instruments granted may be aggregated by month or quarter and the information presented as weighted average per share amounts);

- A discussion of the significant factors, assumptions and valuation techniques used in estimating the fair value of your securities since April 1, 2012. For example, you should disclose and discuss the method used to estimate your implied equity volatility, risk-free rate and expected return. Refer to ASC 718-10-50-2(f);

- A statement of whether your fair value was contemporaneous or retrospective; and

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the Pre-IPO value. It appears that you have only listed the factors considered. Please revise your disclosure to discuss each factor that was considered and the impact that each factor had on the fair value of your equity. Please provide enough information to explain the increase in your fair value right up to your pre-IPO business enterprise valuation.

You may contact Ernest Greene at (202)551-3733 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief